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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

              [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 30, 1999

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from________________ to______________


                         Commission file number 0-08076


            A. Full title of the plan and the address of the plan, if
                 different from that of the issuer named below:
               THE FIFTH THIRD BANCORP MASTER PROFIT SHARING PLAN
                38 Fountain Square Plaza, Cincinnati, Ohio 45263


          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
                               FIFTH THIRD BANCORP
                38 Fountain Square Plaza, Cincinnati, Ohio 45263


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                        FINANCIAL STATEMENTS AND EXHIBITS


The following exhibits and financial statements are filed as part of this annual report:

           Exhibit 23           Independent Auditors' Consent

           Exhibit 99 Financial Statements and Supplemental Schedules of The Fifth Third Bancorp Master Profit Sharing Plan for the years ended December 30, 1999 and December 31, 1998.



                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Fifth Third Bancorp Pension and Profit Sharing Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                              THE FIFTH THIRD BANCORP
                              MASTER PROFIT SHARING PLAN



Date:  June 27, 2000          By:   /s/ Paul L. Reynolds
                                    --------------------------------------
                                    Paul L. Reynolds
                                    Member, Pension and Profit Sharing Committee